

August 4, 2020

Chad Fischl
Chief Executive Officer
Grow Solutions Holdings, Inc.
222-111 Research Drive
Saskatoon, Canada SK S7N 3R2

> **Re: Grow Solutions Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **File No. 024-11107**

Dear Mr. Fischl:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Coldicutt